Exhibit 99.1

Itau Unibanco Holding S.A. 2019 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	05/14/2021

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 12.5/6, 12.7/8 and 12.12	**07/10/2020**
V3	Updated items: 11.1 and 11.2	**08/03/2020**
V4	Updated items: 12.5/6, 12.7/8 and 12.12	**08/18/2020**
V5	Updated items: 12.7/8 and 12.12	**08/24/2020**
V6	Updated items: 12.5/6 and 12.12	**09/04/2020**
V7	Updated items: 12.5/6 and 12.12	**10/07/2020**
V8	Updated items: 12.5/12.6, 12.7/12.8 and 12.12	**10/29/2020**
V9	Updated items: 5.6, 11.1 and 11.2	**11/03/2020**
V10	Updated items: 12.5/6 and 12.12	**12/03/2020**
V11	Updated items: 1.0; 12.5/12.6 and 12.12	**12/14/2020**
V12	Updated items: 12.5/12.6, 12.7/12.8 and 12.12	**01/12/2021**
V13	Updated items: 18.8	**01/19/2021**
V14	Updated items: 12.5/12.6, 12.7/12.8, 12.12 and 18.8	**01/28/2021**
V15	Updated items: 1.1; 1.3; 11; 12.5/12.6, 12.12 and 15.3	**02/02/2021**
V16	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.8, 17.5, 19.2, 19.3 and 21.3	**02/09/2021**
V17	Updated items: 12.5/6 e 12.12	**03/08/2021**
V18	Updated items: 12.5/6 e 12.12	**04/06/2021**
V19	Updated items: 11.1 and 11.2	**05/03/2021**
V20	Updated itens: 8.2, 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8, 19.2 and 19.3	**05/06/2021**
V21	Updated itens: 15.1/15.2, 15.3, 15.4, 15.8, 19.2 and 19.3	**05/14/2021**

15.1 /15.2—STOCKHOLDING POSITION Updated on 26.04.2021—base date of the Annual General Meeting and Extraordinary General Meeting of 27.04.2021 BASE-DATE 05.07.2021 Itau Unibanco Holding S.A. EO% EP% Total% IUPAR—Itau Unibanco Participacoes S.A. 2.564.084.404 51,713 — 2.564.084.404 26,153 Brazilian CNPJ 04.676.564/0001-08 Itausa S.A. 1.943.906.577 39,205 169.323 0,003 1.944.075.900 19,829 Brazilian CNPJ 61.532.644/0001-15 BlackRock, INC — 349.925.097 7,221 349.925.097 3,569 American Dodge & Cox American - - 242.768.249 5,010 242.768.249 2,476 Treasury Sahres 24.257.039 0,501 24.257.039 0,247 Others 450.299.378 9,082 4.228.725.281 87,265 4.679.024.659 47,726 Total 4.958.290.359 100,000 4.845.844.989 100,000 9.804.135.348 100,000 BASE DATE 02. 27.2009 IUPAR—Itau Unibanco Part. S.A. EO% EP% Total% Itausa S.A. Brazilian CNPJ 61.532.644/0001-15 355.227.092 50,000 350.942.273 100,000 706.169.365 66,532 Cia. E. Johnston de Participacoes 355.227.092 50,000 — 355.227.092 33,468 Brazilian

CNPJ 04.679.283/0001-09 Total 710.454.184 100,000 350.942.273 100,000 1.061.396.457 100,000 BASE DATE 04.29.2016 Cia. E. Johnston de Part. EO % EP % Total % Fernando Roberto Moreira Salles Brazilian CPF 002.938.068-53 1.380 25,000 2.760 25,000 4.140 25,000 Joao Moreira Salles Brazilian CPF 667.197.397-00 1.380 25,000 2.760 25,000 4.140 25,000 Pedro Moreira Salles Brazilian CPF 551.222.567-72 1.380 25,000 2.760 25,000 4.140 25,000 Walther Moreira Salles Junior Brazilian CPF 406.935.467-00 1.380 25,000 2.760 25,000 4.140 25,000 Total 5.520 100,000 11.040 100,000 16.560 100,000 BASE DATE 12.31.2020 Itausa S.A. EO % EP % Total % ESA Company Brazilian CNPJ 52.117.397/0001-08 18.171.526 0,629 - 18.171.526 0,216 Fundacao Itau Para a Educacao e Cultura 337.678.958 11,685 41.473.312 0,751 379.152.270 4,508

Brazilian CNPJ 59.573.030/0001-30 Fundapao Antonio e Helena Zerrenner Instituipao Nacional de Beneficencia Brazilian CNPJ 60.480.480/0001-67 444.274.541 15,374 85.567.917 1,550 529.842.458 6,300 O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90 6 0,001 8 0,001 14 0,001 Rudric ITH Participapoes Ltda. Brazilian CNPJ 67.569.061/0001-45 240.993.675 8,339 190.245.391 3,446 431.239.066 5,127 Alfredo Egydio Arruda Villela Filho Brazilian CPF 066.530.838-88 369.066.868 12,771 217.685.478 3,943 586.752.346 6,976 Ana Lucia de Mattos Barreto Villela Brazilian CPF 066.530.828-06 369.066.842 12,771 203.190.684 3,680 572.257.526 6,804 Ricardo Villela Marino Brazilian CPF 252.398.288-90 65.450.929 2,265 48.508.236 0,879 113.959.165 1,355 Rodolfo Villela Marino Nacionalidade: Brasileira CPF 271.943.018-81 65.505.763 2,267 48.597.738 0,880 114.103.501 1,357 Paulo Setubal Neto Brazilian CPF 638.097.888-72 31.536 0,001 25.358.988 0,459 25.390.524 0,302 Carolina Marinho Lutz Setubal 39.264.821 1,359 5.066.819 0,092 44.331.640 0,527

Brazilian CPF 077.540.228-18 Julia Guidon Setubal Winandy 0,092 44.331.640 0,527 Brazilian CPF 336.694.358-08 39.264.821 1,359 5.066.819 Paulo Egydio Setubal Brazilian CPF 336.694.318-10 39.264.821 1,359 5.066.819 0,092 44.331.640 0,527 Maria Alice Setubal Brazilian CPF 570.405.408-00 — 45.806.071 0,830 45.806.071 0,545 Fernando Setubal Souza e Silva Brazilian CPF 311.798.878-59 21.353.639 0,739 446.433 0,008 21.800.072 0,259 Guilherme Setubal Souza e Silva Brazilian CPF 269.253.728-92 21.353.746 0,739 36.442 0,001 21.390.188 0,254 Tide Setubal Souza e Silva Nogueira Brazilian CPF 296.682.978-81 21.354.077 0,739 1.057.615 0,019 22.411.692 0,266 Olavo Egydio Setubal Junior Brazilian CPF 006.447.048-29 44.069.150 1,525 42.103.822 0,763 86.172.972 1,025 Bruno Rizzo Setubal Brazilian CPF 299.133.368-56 20.076.187 0,695 18.997 0,001 20.095.184 0,239 Camila Setubal Lenz Cesar 20.076.188 0,695 21.190 0,001 20.097.378 0,239

Brazilian CPF 350.572.098-41 Luiza Rizzo Setubal Kairalla 0,001 20.104.129 0,239 Brazilian CPF 323.461.948-40 20.076.191 0,695 27.938 Roberto Egydio Setubal Brazilian CPF 007.738.228-52 53.887.595 1,865 38.943.142 0,702 92.830.737 1,104 Mariana Lucas Setubal Brazilian CPF 227.809.998-10 25.002.081 0,865 210 0,001 25.002.291 0,297 Paula Lucas Setubal Brazilian CPF 295.243.528-69 25.002.081 0,865 210 0,001 25.002.291 0,297 Jose Luiz Egydio Setubal Brazilian CPF 011.785.508-18 90.181.495 3,121 39.322.170 0,712 129.503.665 1,540 Beatriz de Mattos Setubal Brazilian CPF 316.394.318-70 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Gabriel de Mattos Setubal Brazilian CPF 348.338.808-73 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Olavo Egydio Mutarelli Setubal Brazilian CPF 394.635.348-73 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Alfredo Egydio Setubal 103.411.186 3,578 41.090.884 0,744 144.502.070 1,718

Brazilian CPF 014.414.218-07 Alfredo Egydio Nugent Setubal 0,001 2.291 0,001 Brazilian CPF 407.919.708-09 2.081 0,001 210 Marina Nugent Setubal Brazilian CPF 384.422.518-80 2.081 0,001 210 0,001 2.291 0,001 Ricardo Egydio Setubal Brazilian CPF 033.033.518-99 103.363.825 3,577 42.183.172 0,764 145.546.997 1,730 Marcelo Ribeiro do Valle Setubal Brazilian CPF 230.936.378-21 2.113 0,001 52.875 0,001 54.988 0,001 Rodrigo Ribeiro do Valle Setubal Brazilian CPF 230.936.298-02 2.113 0,001 38.911 0,001 41.024 0,001 Patricia Ribeiro do Valle Setubal Brazilian CPF 230.936.328-62 2.113 0,001 52.875 0,001 54.988 0,001 BlackRock, INC (07.02.2017) Brazilian — 229.620.576 4,159 229.620.576 2,730 Treasury - - - - - - Others 279.397.921 9,661 4.163.459.675 75,409 4.442.857.596 52,819 Total 2.889.837.770 100,000 5.520.977.160 100,000 8.410.814.930 100,000

BASE DATE 12. 31.2020 ESA Company EO% Total% O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90 6 0,001 6 0,001 Rudric ITH Participates Ltda. Brazilian CNPJ 67.569.061/0001-45 240.993.675 13,312 240.993.675 13,312 Alfredo Egydio Arruda Villela Filho Brazilian CPF 066.530.838-88 369.066.868 20,387 369.066.868 20,387 Ana Lucia de Mattos Barreto Villela Brazilian CPF 066.530.828-06 369.066.842 20,382 369.066.842 20,382 Ricardo Villela Marino Brazilian CPF 252.398.288-90 65.450.929 3,615 65.450.929 3,615 Rodolfo Villela Marino Brazilian CPF 271.943.018-81 65.505.763 3,618 65.505.763 3,618 Paulo Setubal Neto Brazilian CPF 638.097.888-72 31.536 0,002 31.536 0,002 Carolina Marinho Lutz Setubal Brazilian CPF 077.540.228-18 39.264.821 2,169 39.264.821 2,169

Julia Guidon Setubal Winandy Brazilian CPF 336.694.358-08 39.264.821 2,169 39.264.821 2,169 Paulo Egydio Setubal Brazilian CPF 336.694.318-10 39.264.821 2,169 39.264.821 2,169 Fernando Setubal Souza e Silva Brazilian CPF 311.798.878-59 21.353.639 1,180 21.353.639 1,180 Guilherme Setubal Souza e Silva Brazilian CPF 269.253.728-92 21.353.746 1,180 21.353.746 1,180 Tide Setubal Souza e Silva Nogueira Brazilian CPF 296.682.978-81 21.354.077 1,180 21.354.077 1,180 Olavo Egydio Setubal Junior Brazilian CPF 006.447.048-29 44.069.150 2,434 44.069.150 2,434 Bruno Rizzo Setubal Brazilian CPF 299.133.368-56 20.076.187 1,109 20.076.187 1,109 Camila Setubal Lenz Cesar Brazilian CPF 350.572.098-41 20.076.188 1,109 20.076.188 1,109 Luiza Rizzo Setubal Kairalla Brazilian CPF 323.461.948-40 20.076.191 1,109 20.076.191 1,109

Roberto Egydio Setubal Brazilian CPF 007.738.228-52 53.887.595 2,977 53.887.595 2,977 Mariana Lucas Setubal Brazilian CPF 227.809.998-10 25.002.081 1,381 25.002.081 1,381 Paula Lucas Setubal Brazilian CPF 295.243.528-69 25.002.081 1,381 25.002.081 1,381 Jose Luiz Egydio Setubal Brazilian CPF 011.785.508-18 90.181.495 4,982 90.181.495 4,982 Beatriz de Mattos Setubal Brazilian CPF 316.394.318-70 4.395.600 0,243 4.395.600 0,243 Gabriel de Mattos Setubal Brazilian CPF 348.338.808-73 4.395.600 0,243 4.395.600 0,243 Olavo Egydio Mutarelli Setubal Brazilian CPF 394.635.348-73 4.395.600 0,243 4.395.600 0,243 Alfredo Egydio Setubal Brazilian CPF 014.414.218-07 103.411.186 5,712 103.411.186 5,712 Alfredo Egydio Nugent Setubal Brazilian CPF 407.919.708-09 2.081 0,001 2.081 0,001

Marina Nugent Setubal Brazilian CPF 384.422.518-80 2.081 0,001 2.081 0,001 Ricardo Egydio Setubal Brazilian CPF 033.033.518-99 103.363.825 5,710 103.363.825 5,710 Marcelo Ribeiro do Valle Setubal Brazilian CPF 230.936.378-21 2.113 0,001 2.113 0,001 Patricia Ribeiro do Valle Setubal Nacionalidade: Brasileira CPF 230.936.328-62 2.113 0,001 2.113 0,001 Rodrigo Ribeiro do Valle Setubal Brazilian CPF 230.936.298-02 2.113 0,001 2.113 0,001 Total 1.810.314.824 100,000 1.810.314.824 100,000 BASE DATE 04.30.2013 0. E. Setubal S.A. EO% Total% Paulo Setubal Neto Brazilian CPF 638.097.888-72 100.000 14,285 100.000 14,285 Maria Alice Setubal Brazilian CPF 570.405.408-00 100.000 14,285 100.000 14,285 Olavo Egydio Setubal Junior 100.000 14,285 100.000 14,285

Brazilian CPF 006.447.048-29 Roberto Egydio Setubal Brazilian CPF 007.738.228-52 100.000 14,285 100.000 14,285 Jose Luiz Egydio Setubal Brazilian CPF 011.785.508-18 100.000 14,285 100.000 14,285 Alfredo Egydio Setubal Brazilian CPF 014.414.218-07 100.000 14,285 100.000 14,285 Ricardo Egydio Setubal Brazilian CPF 033.033.518-99 100.000 14,285 100.000 14,285 Total 700.000 100,000 700.000 100,000 BASE DATE 12.31.2020 Rudric ITH Participagoes Ltda. EO% Total% Ricardo Villela Marino Brazilian CPF 252.398.288-90 1.067.930.532 50,000 1.067.930.532 50,000 Rodolfo Villela Marino Brazilian CPF 271.943.018-81 1.067.930.532 50,000 1.067.930.532 50,000 Total 2.135.861.064 100,000 2.135.861.064 100,000

15.3.—Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 07/05/2021 Number of stockholders—individuals (units) 491,554 Number of stockholders—companies (units) 11,554 Number of institutional investors (units) 1,222 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 385,293,206 7.771% Number of preferred shares (units) 4,780,002,924 98.641% Total 5,165,296,130 52.685%

15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares (1) Date: 03.31.2021. Date: 05.07.2021. The percentages do not include treasury shares (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. Date: 12.31.2020. Direct subsidiaries

a) Direct and indirect controlling stockholders Direct controlling stockholders Itausa—Investimentos Itau S.A. IUPAR—Itau Unibanco Participacoes S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lucia de Mattos Barretto Villela Beatriz de Mattos Setubal da Fonseca Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participacoes Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva Joao Moreira Salles Jose Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria de Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Junior Olavo Egydio Mutarelli Setubal Patricia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH S.A. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Junior b) Subsidiary and affiliated companies c) Issuer’s ownership interest in the group companies d) Group companies’ ownership interest in the issuer e) Companies under common control Interest in voting capital (%) Interest in capital (%) Subsidiary or affiliated company In Brazil Itau Unibanco S.A. 100,00 100,00 Subsidiary Banco Itau BBA S.A. 99,99 99,99 Subsidiary Banco Itaucard S.A. 99,99 99,99 Subsidiary Itau Consultoria de Valores Mobiliarios e Participates S.A. 100,00 100,00 Subsidiary Itau Corretora de Valores S. A. 99,99 99,99 Subsidiary Itau Seguros S.A. 0,00 0,00 ITB Holding Brasil Participacoes Ltda. 0,00 0,00 Subsidiary Subsidiary Abroad Itau Corpbanca 22,45 22,45 Subsidiary Banco Itau Uruguay S.A. 100,00 100,00 Subsidiary Bicsa Holdings, Ltd. 100,00 100,00 Subsidiary OCA S.A. Topaz Holding Ltd. 100,00 100,00 Subsidiary 0,00 0,00 Subsidiary

15.8 OTHER SIGNIFICANT INFORMATION Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock’s total capital. STATEMENT OF CHANGES IN BLACKROCK’S STOCKHOLDING POSITION DATE EVENT OPENING BALANCE EVENT CLOSING BALANCE 03/30/2011 Opening balance at 03.30.2011, as provided by Blackrock (*) 159,335,737 159,335,737 11/01/2011 Stock split/reverse split according to notice of 09.01.2011 159,335,737 159,335,700 159,335,700 04/19/2013 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,570 175,269,270 06/11/2014 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,927 192,796,197 07/31/2015 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,620 212,075,817 10/21/2016 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,581 233,283,398 11/26/2018 Stock split according to notice of 11.01.2018 (ASM of 07.27.2018) 233,283,398 116,641,699 349,925,097 (*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company. Considering the corporate event mentioned above, we present below the changes in the Dodge & Cox’s stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox’s total capital.

STATEMENT OF CHANGES IN DODGE & COX’S STOCKHOLDING POSITION DATE EVENT OPENING BALANCE EVENT CLOSING BALANCE 05/07/2021 Opening balance at 05.04.2021, as provided by Dodge & Cox (**) 242,768,249 242,768,249 (*) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021 On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common bookentry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program approved by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of May 7, 2021. The number of outstanding shares stated in item 15.3 hereof refers to the base date of May 7, 2021.

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

Justification for not filling in the table:

On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders' General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019.The Annual General Stockholders' Meeting was held on April 28, 2020, we made available a line informing the event. The Extraordinary General Stockholders' Meeting took place on January 31, 2021, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 27, 2021, we made available a line informing the event. On May 7, 2021, the item 15.1 / 2 - Stockholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date of May 7, 2021.

19.3. Supply other information that the issuer may deem relevant

Additional information on item 19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders' General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019.The Annual General Stockholders' Meeting was held on April 28, 2020, we made available a line informing the event. The Extraordinary General Stockholders' Meeting took place on January 31, 2021, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 27, 2021, we made available a line informing the event. On May 7, 2021, the item 15.1 / 2 - Stockholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date of May 7, 2021.

a. opening number;

b. acquired number;

c. weighted average purchase price;
d. number sold;

e. weighted average sale price;

f. number cancelled;

g. closing number;

h. percentage in relation to outstanding securities of the same class and type.

05/07/2021 Common shares Changes Number (Units) Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Changes Number (Units) Preferred shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 24,475,909 0.5% Acquisition (*)— Disposal(218,870) R$ 21.76 Cancellation— Stock split— Closing balance 24,257,039 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees 04/27/2021 Changes Number (Units) Common shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Changes Number (Units) Preferred shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 41,266,306 0.9% Acquisition (*)— Disposal(16,790,397) R$ 21.76 Cancellation— Stock split— Closing balance 24,475,909 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees 01/31/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) ® the same class and type Opening balance 41,678,452 RB 0.9% Acquisition (*)—Disposal(412,146) R$ 21.76 Cancellation—R$—Stock split—Closing balance 41,266,306 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2020 Changes Number (Units) Common shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Changes Number (Units) Preferred shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 58,533,585 1.2% Acquisition (*)— Disposal(16,855,133) R$ 21.76 Cancellation— Stock split— Closing balance 41,678,452 0.9%

12/31/2019 Common shares Changes Number (Units) Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance—0.0% Acquisition— Disposal— Cancellation— Closing balance—0.0% Changes Preferred shares ,,, „% in relation to outstanding securities of Number (Units) Weighted average price (R$) a ‘ the same class and type Opening balance Acquisition (*) Disposal Cancellation Stock split Closing balance 83,614,426 1.8% (25,080,841) R$ 21.76 58,533,585 R$ 26.78 1.2% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2018 Changes Number (Units) Common shares Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 14,424,206 0.4% Acquisition— Disposal— Cancellation(14,424,206) R$ 37.05 Closing balance—0.0% Preferred shares Changes Number (Units) Weighted average price (R$)% in relation to outstanding securities of the same class and type Opening balance 71,459,714 2.3% Acquisition (*) 13,100,000 R$ 38.95 Disposal(29,623,265) R$ 30.35 Cancellation— Stock split 28,677,977 Closing balance 83,614,426 1.8% (*) Repurchase amounts include settlement, brokerage and trading fees (*) Repurchase amounts include settlement, brokerage and trading fees